Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Fiscal year ended		Six Months ended		Fiscal year ended				Nine months ended
(dollars in thousands)	July 3, 1999		Jan. 1, 2000		Dec. 30, 2000	Dec. 29, 2001	Dec. 28, 2002	Dec. 27, 2003	Sept. 27, 2003	Sept. 26, 2004
									(unaudited)
Earnings
Net income (loss)	$86,320		$3,776		$(90,486)	$(87,302)	$(51,752)	$(52,284)	$(32,620)	$24,418
Loss (income) from joint ventures	274		277		(817)	(767)	(1,565)	481	195	874
Fixed charges	19,509		15,237		138,215	116,599	93,146	121,240	87,742	89,332
Amortization of capitalized interest	316		420		6,436	6,637	6,579	6,596	4,947	4,947
Distributions from joint ventures	—		—		1,528	1,631	2,122	1,147	(138)	301
Capitalized interest	(804)		(195)		(2,282)	(198)	(148)	(2,261)	(1,665)	(2,184)
Earnings before fixed charges	$105,615		$19,515		$52,594	$36,600	$48,382	$74,919	$58,461	$117,688

Fixed charges
Net interest expense	$18,305		$14,842		$135,085	$115,549	$92,150	$118,196	$85,491	$86,549
Capitalized Interest	804		195		2,282	198	148	2,261	1,665	2,184
Interest implicit in rentals	400		200		848	852	848	783	586	599
Total fixed charges	$19,509		$15,237		$138,215	$116,599	$93,146	$121,240	$87,742	$89,332

Ratio of earnings to fixed charges	5.4	x	1.3	x	—	—	—	—	—	1.3	x
Deficiency of earnings to cover fixed charges	$—		$—		$85,621	$79,999	$44,764	$46,321	$29,281	$—